1818 N. Farwell Ave
Milwaukee, WI 53202

September 26, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tech Laboratories, Inc. (the “Company”)
Form 10-QSB for the Fiscal Quarter Ended June 30, 2007
File No. 000-30172

Dear Ms. Jenkins:

We are providing this letter in response to the comments included in the Staff’s letter dated September 12, 2007 regarding the Company’s Quarterly Report on Form 10-QSB for the Quarter Ended June 30, 2007.

Note 1 - Nature of Business and Going Concern, page 10

1.
We note your disclosures regarding the merger agreement with Renewal Biodiesel, a subsidiary of Crivello Group, LLC. Please tell us whether Crivello Group, LLC was a related party as defined by SFAS 57 prior to the merger agreement. Revise your disclosures to describe the nature of the related party relationship, if any, between Tech Laboratories, Inc. and Crivello Group, LLC prior to the merger agreement. We note your disclosure on page 22 that management of the company, along with investors associated with management, control a majority of the outstanding shares.

Confidential	Renewal Fuels, Inc. 2007	Page 1 of 8

Response

On February 22, 2007, David Marks was appointed as a director, and John King was appointed as Chief Executive Officer and Chief Financial Officer of Tech Laboratories. Messrs. Marks and King were the officers and directors and were minority shareholders of Renewal Biodiesel. Prior to the reverse merger between Tech Laboratories and Renewal Biodiesel, messrs. Marks and King had no ownership interest in Tech Laboratories.

Crivello Group and Frank Crivello, its managing executive, owned a majority of the shares of Renewal Biodiesel and, as a result of the reverse merger, own a majority of the shares of the company. Frank Crivello was not an officer or director of Renewal Biodiesel, Inc. and is not an officer or director of the company.

As a result of the reverse merger, the shareholders of Renewal Biodiesel, Inc. (including Crivello Group and Messrs. Crivello, Marks and King) received 22,907,323 shares of common stock, representing 97% of the 23,580,680 shares of outstanding common stock of the merged entities. Prior to the merger, neither Crivello Group, Renewal Biodiesel or Messrs. Crivello, Marks and King had any ownership interest in Tech Laboratories.

We will add the following disclosure at the end of the first paragraph of Note 1 on page 10:

“Tech Laboratories, Inc. had no active business operations immediately prior to the merger. John King, our Chief Executive Officer and David Marks, our Chairman were the officers and directors and were minority shareholders of Renewal Biodiesel, Inc.“

2.
We note your disclosure regarding the July 2, 2007 agreement with Biodiesel Solutions, Inc. to acquire the remainder of their business. Please tell us whether this transaction was contemplated when the prior acquisition of the FuelMeister business by Renewal Biodiesel (and the subsequent reverse merger between Renewal Biodiesel and Tech Laboratories) was consummated. If not, please tell us the factors that were considered by the management of Biodiesel Solutions to divest only the FuelMeister business in March 2007, and then subsequently elect to sell the remaining business approximately three months later. We may have additional comments after reviewing your response.

Response

Prior to our acquisition of the FuelMeister business from Biodiesel Solutions, Inc. it was not contemplated and there were no discussions or negotiations with respect to any other acquisition of their business or operations.

Management of Biodiesel Solutions, Inc. chose to divest the FuelMeister business only to allow them to focus on their new product line (“BiodieselMaster”). During the transition period following the FuelMeister acquisition, our management learned of the details of the BiodieselMaster business plans, and the need for funding to commercialize the product. Management of Biodiesel Solutions, Inc. elected to sell us the remaining business on the basis of our ability to provide the needed funding quickly, and due to an alignment in our visions for the future of the biofuels industry and the role of our companies.

Confidential	Renewal Fuels, Inc. 2007	Page 2 of 8

3.
Please tell us how you evaluated the significance of the acquisition of the remaining business of Biodiesel Solutions in accordance with Item 310(c) of Regulation S-B, and tell us whether you intend to provide separate audited financial statements for this business. Please provide all supporting calculations for each test of significance.

Response

The audited financial statements of Biodiesel Solutions, Inc. were included in our amended report on Form 8-K/A, filed September 17, 2007.

Note 2 - Acquisitions, page 12

4.
We note your disclosure on page 13 that the acquisition of the FuelMeister business was accounted for using the purchase method of accounting under SFAS 141. Please clarify whether this disclosure relates to the acquisition of the FuelMeister business by Renewal Biodiesel, or to the reverse merger between Renewal Biodiesel and Tech Laboratories. If the disclosure relates to the acquisition of the FuelMeister business by Renewal Biodiesel, please tell us how you evaluated paragraphs D11 - D13 of SFAS 141 to determine whether the transaction should be accounted for as a transaction between entities under common control, rather than a business combination under SFAS 141. If the disclosure relates to the reverse merger between Renewal Biodiesel and Tech Laboratories, it would appear that no goodwill or intangible assets should be recorded. Please advise and revise your disclosures as appropriate.

Response

The disclosure on page 13 relates to the acquisition of the FuelMeister business by Renewal Biodiesel. The subsequent reverse merger between Renewal Biodiesel and Tech Laboratories was treated, for accounting purposes, as the acquisition of Tech Laboratories by Renewal Biodiesel. Accordingly, there was no adjustment to the carrying value of the assets and liabilities (including goodwill or intangible assets) of Renewal Biodiesel, the acquirer, at the time of the reverse merger.

As stated in Note 2 on page 12, Renewal Biodiesel was formed for the purpose of the asset acquisition of the FuelMeister business. There was no financial or other relationship between Crivello Group / Renewal Biodiesel and Biodiesel Solutions / FuelMeister (and hence no “common control”) prior to Renewal Biodiesel’s acquisition of the FuelMeister business.

5.
We note that $118,000 of the purchase price for the FuelMeister business was allocated to a tradename which is not being amortized. Please tell us how you evaluated each of the factors in paragraph 11 and Appendix A of SFAS 142 to determine that an indefinite useful life was appropriate. We note that your financial statements include a going concern qualification, which would appear to indicate that the useful life of any acquired intangibles would be limited due to economic factors regarding your continuing viability. In addition, we note that the situations in which it would be appropriate to use an indefinite useful life for trademarks are limited to situations in which the acquired assets have a demonstrated history of generating positive cash flows and are reasonably expected to do so for an indefinite period of time from the perspective of the acquiring entity. Please revise the financial statements and related disclosures accordingly.

Confidential	Renewal Fuels, Inc. 2007	Page 3 of 8

Response

We engaged a reputable independent appraisal firm accredited by the American Society of Appraisers and the Institute of Business Appraisers to prepare a valuation of our identifiable intangible assets, which included the tradename acquired, in conformity with the Uniform Standards of Professional Appraisal Practice, and to assist us in evaluating the factors indicated in SFAS No. 142 paragraph 11 and appendix A. Our tradename is a very valuable asset and we intend to defend and protect this asset by obtaining any necessary financing to do so. In valuing this tradename, we evaluated the future cash flow stream we expect to derive from the tradename, including an evaluation of whether the positive future cash flow stream will continue indefinitely. Additionally, we note no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the tradename at this time and, accordingly, consider the useful life of the tradename to be indefinite. We recognize that indefinite does not mean infinite and, accordingly, our tradename will be evaluated for impairment or changes in their life on an annual basis, or more frequently if events or changes in circumstances indicate that our tradename might be impaired.

The going concern reference in the footnote indicates that “Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.” We do not believe that a ‘going concern’ reference necessarily results in a conclusion that the tradename no longer has an indefinite useful life, any more than such a reference leads to a conclusion that, for example, the estimated useful lives of property and equipment should be revised to periods shorter than the useful lives otherwise estimated for those assets.

6.
We note your disclosure that the net liabilities assumed of $1.677 million consist primarily of debt obligations relating to funding provided in conjunction with the reverse merger and recapitalization. Please tell us how you determined that it was appropriate to record deferred financing costs to be amortized over the life of the debt, including the specific accounting literature on which your conclusion was based. We note that a reverse merger recapitalization is treated for accounting purposes as the issuance of stock by the operating company for the net monetary assets of the shell company. To the extent that net liabilities are assumed, it would appear that such amounts would be treated as a reduction of stockholders' equity attributable to the reverse merger, rather than being capitalized as deferred financing costs. Please advise and revise the financial statements accordingly.

Confidential	Renewal Fuels, Inc. 2007	Page 4 of 8

Response

Prior to the reverse merger, Tech Laboratories was an inactive public shell, with essentially no assets and significant liabilities, primarily delinquent debt obligations to Cornell Capital Partners LLP. In accounting for the reverse merger (for accounting purposes, the acquisition of Tech Laboratories by Renewal Biodiesel) we considered the appropriate accounting for these net liabilities assumed. Concurrently with the reverse merger, Cornell provided new debt funding to what is essentially, for accounting purposes, a new entity. We concluded that, rather than being treated as a reduction of stockholders’ equity attributable to the reverse merger, the net liabilities assumed (primarily Cornell debt obligations) should be recognized as financing fees. The subsequent amortization of these deferred fees is obviously detrimental to the income statement but we believe appropriately reflects the economic substance of the transactions that occurred and will appropriately reflect the economic results of operations of the company going forward.

Note 3 - Summary of Significant Accounting Policies, page 14

7.
We note your disclosures on page 15 regarding intangible assets relating to the acquisition of the FuelMeister Business. Please revise your disclosures to include the information required by paragraphs 44-45 of SFAS 142.

Response

We will add the following footnote to the financial statements:

Note 3 Acquired Intangible Assets

	As of June 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Amortized Intangible Assets:
Customer lists	$70,000	$1,167	$68,833
Engineering drawings	70,000	3,500	66,500
Non-compete Agreement	46,000	5,750	40,250
Patent Application	3,000	750	2,250
	$189,000	$11,167	$177,833

Unamortized Intangible Assets:
Tradename	$118,000

Aggregate Amortization Expense:
Period ended June 30, 2007	$11,167

Estimated Amortization Expense:
Period ending December 31, 2007			$22,333
Year ending December 31, 2008			42,417
Year ending December 31, 2009			24,417
Year ending December 31, 2010			18,667
Year ending December 31, 2011			18,667
Year ending December 31, 2012			8,167
Thereafter			43,165
			$177,833

Confidential	Renewal Fuels, Inc. 2007	Page 5 of 8

Amortized intangible assets acquired during the period ended June 30, 2007 have a weighted-average amortization period of 6.5 years.

8.
We note your disclosures regarding various loans which appear to be in default. Please reconcile the current debt maturities of $1.28 million to your disclosures regarding loans in default totalling $1.42 million, and revise the financial statements as appropriate.

Response

The difference of $146,100 between the obligations in default totalling $1,422,786 and the current debt maturities of $1,276,686, is the $146,100 obligation due to Cornell (see Note 6) which, as disclosed in Note 6, was subsequently converted by Cornell to common stock. Specifically, the footnote states:

“Subsequent to June 30, 2007, Cornell converted the remaining principal amount of the note held by it of $85,100, together with all accrued interest, aggregating $61,000, into 350,359 shares of common stock.”

Cornell converted the remaining principal amount of the note on July 12, 2007 and the accrued interest on July 13, 2007. Because of these subsequent conversions to equity, the obligation was not classified as current at June 30, 2007.

9.
We note your disclosure on page 21 stating that you have not recorded a liability for the liquidated damages payable to Cornell Capital Partners L.P. relating to the debentures issued in December 2005. Please revise your disclosure to explain in more detail why you believe that no loss has been incurred in accordance with SFAS 5 and FASB Staff Position EITF 00-19-2. State whether you have been legally released from your liability under the registration rights agreement, and if not, why you believe that no loss has been incurred in accordance with paragraph 8 of SFAS 5. Also, please revise your disclosure to include all of the information required by paragraph 12 of FSP 00-19-2.

Response

As reflected in the disclosures on page 21, the company received assurances from Cornell that it did not intend to seek payment of these registration payments. As a result of that representation, we did not believe it was ‘probable’ that a loss had been incurred. Accordingly, the first criteria for accrual under paragraph 8 of FAS 5 (i.e., “.... that it is probable that .... a liability had been incurred at the date of the financial statements”) was not met and, accordingly, no accrual was required. We have subsequently received a written waiver from Cornell which confirms their earlier representation to us that they do not intend to seek payment of these penalties.

Confidential	Renewal Fuels, Inc. 2007	Page 6 of 8

As for the disclosure requirements of paragraph 12 of FSP 00-19-2, we believe that our disclosure substantively meets the disclosures required. We recognize, however, that additional disclosures might be considered in two areas.

Firstly, the disclosures might address the FSP 00-19-2 requirement to disclose the “maximum potential amount of consideration” and whether or not the “terms of the arrangement provide for no limitation to the maximum potential consideration”. Given that Cornell had represented to us that they did not intend to seek payment of the registration payments, disclosure that there was no explicit limit on the payments that might have been required would only serve to confuse, rather than clarify, matters.

Secondly, as an alternative to cash payments, Cornell could have requested that any registration payments be made in shares of common stock. Again, although paragraph 12(b) would suggest that disclosure of this settlement alternative should be made, in light of their representation to us that they did not intend to seek payment, we do not believe that disclosing this alternative is meaningful.

Item 3 - Controls and Procedures, page 45

10.
We note your disclosure that any system of controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given this qualification, your disclosure should be revised, if true, to state that your disclosure controls and procedures were designed to be effective at the reasonable assurance level and that they were determined to be effective at that reasonable assurance level. Alternatively, the reference to the level of assurance could be removed. Please advise and revise your disclosures accordingly.

Response

We will revise our disclosure to remove the reference to the level of assurance once we have resolved the others comments raised by the Staff.

11.
To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the effects of any revisions on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Response

The proposed revisions to our financial statements relate only to disclosure and are considered minor in the overall context of the financial statements.

Confidential	Renewal Fuels, Inc. 2007	Page 7 of 8

Other 1934 Act Reports

12.	To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the disclosure requirements of SFAS 154 and Item 4.02 of Form 8-K.

Response

SFAS 154 deals with changes in Accounting Principles, Accounting Estimates, the Reporting Entity and Correction of an Error. As the changes to our financial statements relate only to disclosure, SFAS 154 is not applicable. Similarly, as the changes relate only to minor matters of disclosure, we do not believe that Item 4.02 of Form 8-K (“Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review”) is applicable.

* * * * *

We trust that this response satisfactorily responds to your comments.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response. Should you require further information, please contact Mike Woods at 330-422-0333 or myself at (513) 386-7332.

Very truly yours,

/s/ John King
John King
Chief Executive Officer

Confidential	Renewal Fuels, Inc. 2007	Page 8 of 8